Exhibit 99.79

PRESS RELEASE

For immediate release

NOUVEAU MONDE ANNOUNCES EVALUATION OF ADDITIONAL LISTING ON A MAJOR U.S. STOCK EXCHANGE AND SPECIAL MEETING OF SHAREHOLDERS

MONTRÉAL, QUÉBEC, February 16, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) announces that it has retained Evercore Group LLC as its financial advisor to assist with the evaluation of a potential listing of the Company’s shares in the United States (“U.S.”) on either the New York Stock Exchange (“NYSE”) or the Nasdaq Stock Market (“Nasdaq”).

Arne H. Frandsen, Chairman of Nouveau Monde, stated: “Based in “AAA” Canada, we believe Nouveau Monde is well set to become North America’s leading anode material producer. Our strategy is to provide critical battery materials needed for the electrical vehicle revolution. With several of the world’s leading automakers operating in the U.S., it is only logical that Nouveau Monde move to align its investor base with that of its targeted customers. If a listing is obtained, Nouveau Monde is likely to be one of the largest battery grade graphite companies listed in the U.S.”.

Eric Desaulniers, President and CEO of Nouveau Monde, added: “With the key governmental approvals in hand for the construction of our “mine-to-market” production facilities, Nouveau Monde’s focus is on the development of a fully integrated source of environmentally friendly battery anode materials in North America. The addition of a listing on the NYSE or Nasdaq will further enhance the Company’s U.S. presence. With our strategic use of hydroelectricity and plans to rely on a fully electrical mining fleet, Nouveau Monde is uniquely positioned to deliver a North American source of carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets, with full-scale commercial production targeted for 2023. The addition of a major U.S. stock exchange listing will provide enhanced trading access to U.S.-based investors and further enhance Nouveau Monde’s stock market visibility. A potential additional listing in the U.S. is a natural step in the growth and evolution of the Company.”

The Company anticipates its common shares would commence trading on the selected U.S. stock exchange during the second quarter of this year, subject to the Board of the Directors’ approval to proceed with the potential listing, prevailing market conditions and satisfaction of all applicable listing and regulatory requirements as well as receipt of approval to list.

Special Meeting of Shareholders to Consider a Share Consolidation

In connection with the potential listing, the Company will hold a Special Meeting of Shareholders (the “Special Meeting”) on Tuesday, March 23, 2021. The Company has set the Record Date for the Special Meeting on Friday, February 19, 2021. The purpose of the Special Meeting is to seek authorization from the Company’s shareholders to enable the Board of Directors (the “Board”) to consider a consolidation of the Company’s issued and outstanding common shares at a ratio that will result in a post-consolidation price that meets the listing requirements for the selected U.S. stock exchange.

Any authority of the Board to consolidate the shares is conditional upon the prior approval of the Company’s shareholders and the TSX Venture Exchange. There is also no assurance that the Board will proceed with a listing on a major U.S. stock exchange, or that the exchange would approve a listing application by the Company. Additional information, including the time and instructions for virtually accessing and voting at the Special Meeting will be provided later. Further, a Management Information Circular for the upcoming Special Meeting will be mailed to shareholders and filed by the Company on SEDAR.

About Nouveau Monde

Nouveau Monde is working to position itself as a key element in the sustainable energy revolution. The Company is developing a fully integrated source of environmentally friendly battery anode materials in Quebec, Canada. Targeting a launch of its commercial operations at full capacity in 2023, the Company is developing advanced carbon neutral solutions of graphite-based materials for the rapidly expanding fuel cell and lithium-ion battery markets. With its low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to major battery and vehicle manufacturers all over the world, ensuring a robust and reliable supply of advanced materials while ensuring the traceability of the supply chain.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Caution Regarding Forward-Looking Statements

All statements, other than statements of historical fact, contained in this press release including, but not limited to, the approval of the share consolidation and the ultimate consolidation ratio selected, the Company’s intention and ability to list on a major U.S. stock exchange, and the anticipated benefits of completing a share consolidation and listing on a major U.S. stock exchange, and the “About Nouveau Monde Graphite” paragraph which essentially describes the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the Company’s business prospects and opportunities, and are not guarantees of future performance.

Forward-looking information and forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or suggested in forward-looking information and forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, delays in scheduled equipment delivery dates, the Company’s ability to implement its strategic initiatives and whether these strategic initiatives will yield the expected results, the operational performance of the Company’s assets and activities, competitive factors in the mining and graphite production industry, changes in laws and regulations affecting the Company’s operations, technological developments, the impact of the COVID-19 pandemic and measures put in place by governments in response to this pandemic, and economic conditions in general. Other unforeseeable or unknown factors which are not discussed in this cautionary statement could also have a material adverse impact on the forward-looking statements.

Many of these uncertainties and unforeseen events may directly or indirectly affect or could cause actual results or performance to differ materially from those advanced or implied in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are presented for the purpose of providing information about management’s current expectations and plans for the future. The Company assumes no obligation to update or revise these forward-looking statements, nor to explain any material differences between subsequent actual events and these forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group